Mamies Pies

ANNUAL REPORT

203 Auburn Street
San Rafael, CA 94901
www.mamiespies.com

This Annual Report is dated May 4th, 2020.

BUSINESS

Company Overview

Mamie's Pies, Inc. makes, markets and sells frozen/unbaked all-natural, fruit filled hand-held pocket pies.

Using simple all natural ingredients and no preservatives, Mamie's pocket pies are frozen, unbaked and go freezer to oven, air fry or deep fry. Mamie's flavors include the sweet and tart McIntosh apple, Wild Maine blueberry, tart Michigan Cherry, sweet strawberry, peach and New England pumpkin with molasses and brown sugar. Each pocket pie is surrounded by Mamie's signature flaky crust that compliments the fruit forward fillings. We are Oprah's Favorite and have sold 1mm pies on QVC and through e-commerce.

In the past three years, we have grown from $50K to $1.1mm in gross revenue. We rolled out retail grocery in the 4th quarter of 2019 with over 800 stores.

Competitors and Industry

We believe there are no products on the market exactly like ours and that we are unique. However, our closest competitors would be the pre-made, preservative-filled products from companies like Sara Lee and Bimbo.

The global frozen dessert market size was valued at USD 93.7 billion in 2018 and is expected to expand at a CAGR of 5.4% over the forecast period. This data was provided by the Frozen Dessert Market Size, Share & Trends Analysis Report By Distribution Channel, By Product (Confectionaries & Candies, Ice Cream, Frozen Yogurt), By Region, And Segment Forecasts, 2019 - 2025 at Www.grandviewresearch.com.

Increasing demand for frozen dessert products across the globe owing to change in consumer tastes and health consciousness is one of the major reasons for the market growth. Moreover, increasing disposable income, along with introduction of various products in the dessert segment to cater to the choices of vast group of consumers, is driving the market.

Current Stage and Roadmap

Mamie's currently has multiple products available for sale through our e-commerce platform, QVC, online retailers and grocery retailers. We are still very much a start-up, despite the fantastic growth.

We have used QVC as a platform to test and market our ideas, to enormous success with our founder Kara having appeared over 40 times in the last 20 months.

Our future roadmap includes focusing on meeting our goals with our grocery store retail partners, focusing on developing our e-commerce and partnering with other food sellers. Our e-commerce is growing, with our subscription service starting to gain traction and more and more online retailers choosing to partner with us. We continue to grow in e-commerce and have established a "plug-and-play" e-commerce platform. We are partnering with various fine food sellers including Stonewall Kitchen, Macy's and more.

Previous Offerings

Between March 3, 2020 and March 26, 2020, we sold 12,523 shares of Common Stock in exchange for $5.00 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity Final amount sold: $476,740.00 Number of Securities Sold: 11,918
Use of proceeds: Operations, sales, marketing. Date: February 04, 2020
Offering exemption relied upon: Rule 504

Name: Common Stock
Type of security sold: Equity Final amount sold: $0.00
Number of Securities Sold: 102,433
Use of proceeds: Equity grants for founder, advisors and portion of services agreements.
Date: June 30, 2019
Offering exemption relied upon: Rule 504


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**


Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:

The company's sales went from $85,765 in 2017 to $549,924 in 2018 and $1.039,537 in 2019. Cost of goods sold increased accordingly from $122,771 in 2017 to $258,518 in 2018 and $815,257 in 2019. The drastic increase in sales in 2019 was because the company's QVC sales doubled in 2019 and the company added new customers and distribution channels in 2019 further increasing their revenues. Additionally their sales increased through their advertising and marketing strategies, repeated customers and mouth to mouth. The company's cost of goods sold in 2019 was 78% of sales, which was an increase from 2018 when it was 47% of sales. The company has significantly increased its base in 2019 and is working on strategies to continue to decrease its cost of goods sold and increase its gross margins. The company's net loss increased from $45,428 in 2018 to $627,511 in 2019.

Historical results and cash flows:

Company's management believes that growing its volume will allow the company to secure better pricing from production to shipping, as well as leverage economies of scale. For example, currently, if the company ships one or two pallets, the cost can be
$.10 per pie; shipping 20 pallets brings that cost down to $.01 per pie.

Management believes that the company's prospects will be able to increase its volumes and decrease the costs of goods sold. The company's sales/brokerage partner is projecting its product to be available in 3000-5000 stores by the end of this year. As noted above, the growth in volume will support better margins.

In sum, historical results and cash flows are representative of the prior growth we   have achieved in our business and investors can expect a continued effort in the future to continue to grow. The company's great competitive advantage lies in the fact that there is no competition. There is not a single product out there in the market that comes close to theirs, in all areas: taste, size, being "clean", stable, and flexible in   uses.

Liquidity and Capital Resources

As of today, April 23, 2020, cash on hand is in the amount of $8,473.

The company holds a Discover credit card that has an outstanding balance as of today April 23, 2020 in the amount of $10,667.

The company has a line of credit with Redwood Credit Union, LLC in the amount of $100,000 that has an outstanding balance of $99,911 as of today, April 23, 2020.

The company's members also invest money in the company from time to time when needed to help the company's operations.

The company has an outstanding loan in the amount of $236,180 from Peter Scherr as   of today, an outstanding loan in the amount of $25,000 from William Bury's and an outstanding loan in the amount of $12,428 from Copernicus.

Currently, the campaign funds will be critical to the growth of Mamie's Pies. We would be able to continue with "friends and family" funding as well as securing a working   line of credit. Our current growth has been so quick and substantial, that to continue   on this trajectory will require an injection of funds.

The crowdfunding campaign funds are not necessary for the continued viability of Mamie's Pies. In fact, our current business in eCommerce and QVC would support the business, but with much slower growth. We have over $175K (retail value) of inventory ready to deploy and the percentage contribution to the business from the raise depends on how much is raised.

If we raise the minimum, we believe we would be able to run the company indefinitely, foregoing the rapid growth we are seeing now. This is based on the premise that we would focus more on local grocery and foodservice and forego the added expense of our current programs for national retail growth.

With a maximum raise, we believe that we will have at least an 18-month runway for

the growth we are currently supporting. That being said, with the anticipated growth, we believe that our margins will improve as well as creating much greater efficiencies based on sales velocity and volume.

We will be enhancing our relationship with our current bank and securing a working line of credit. Additional funds will most certainly be raised or borrowed as our business grows on an as needed basis.

Debt

Creditor: Peter Scherr
Amount Owed: $236,180.00
Interest Rate: 0.0%
From year to year, the company has received several advances/loans from Peter Scherr, a member and a company's officer. No interest rate or maturity has been set for these loans. As of today, February 18, 2020, the outstanding balance of this loan is $236,180

Creditor: Copernicus Fund LLC
Amount Owed: $12,428.00
Interest Rate: 10.0%
Maturity Date: May 31, 2020
As of June 1, 2017, the company entered a promissory note agreement with Copernicus Fund LLC, in the amount of $19,051.69. The loan carries an interest rate of 10% and matures on 5/31/2020, but can be extended. As of today, the outstanding balance of this loan is $12,428.00. The loan is in the name of the company's CEO Kara Marie Romanik.

Creditor: Stephanie Cooper Scherr
Amount Owed: $10,000.00
Interest Rate: 2.0%
Maturity Date: June 14, 2029
On June 14, 2018, the company entered a note agreement with Stephanie Cooper Sherr, a related party in the amount of $10,000. The note carries an interest rate of 2% and matures on June 14, 2029. As of today, February 18, 2020, the outstanding balance of this note is $10,000.

Creditor: William Burry
Amount Owed: $25,000.00
Interest Rate: 0.0%
In 2016, the company received a balloon loan in the amount of $25,000 from William Burry. The loan has no interest rate and no due date and will be repaid when the company is able to pay. As of today, February 18, 2020, the outstanding balance of this loan is $25,000.

Creditor: Redwood Credit Union, LLC
Amount Owed: $100,000.00
Interest Rate: 3.0%
On October 3, 2019 the company entered into a Credit line agreement with Redwood Credit Union, LLC in the amount of $100,000 for financing of business purposes. The line of credit has

an interest rate of 3%. As of today, February 18, 2020, the outstanding balance on this line of credit was in the amount of $93,300. This loan is secured by a Certificate of Deposit owned by Peter Scherr.

Creditor Leighton Hills
Amount Owed: $10,000
Interest Rate: 2.0%
In 2018, the company entered a note agreement with Leighton Hills, a related party in the amount of $10,000. The note carries an interest rate of 2% and matures on August 2, 20208. As of today, February 18th, the outstanding balance of this note is $10,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kara Romanik
Kara Romanik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and CEO
Dates of Service: April 16, 2016 - Present
Responsibilities: Kara oversees the daily operation of Mamie's Pies as specifically spearheads all of the company's sales and marketing functions. Kara received a salary of $41,000 in 2019.

Name: Peter J. Scherr, Esq.

Peter J. Scherr, Esq.'s current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: General Counsel and Chief Operating Officer Dates of Service: June 01, 2017 - Present
Responsibilities: Peter oversees all operations of Mamie's Pies including product production, transportation, finances and legal. Peter has not received compensation other than an equity grant.

Other business experience in the past three years:

Employer: D'Andre, Peterson, Bobus & Rosenberg Title: Attorney

Dates of Service: November 01, 2014 - June 01, 2017
Responsibilities: Attorney for law firm representing self-insured self- administering employers, third party administrators and insurance companies in all areas and levels of workers' compensation claims before the Worker's Compensation Appeals Board of the State of California.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Kara Romanik	760,310 shares		60.82%

RELATED PARTY TRANSACTIONS

Name of Entity: Peter Scherr Relationship to Company: Officer
Nature / amount of interest in the transaction: No interest rate or maturity has been set for these loans. As of today, February 18, 2020, the outstanding balance   of this loan is $185,000.

Material Terms: From year to year, the company has received several advances/loans from Peter's Scherr, a member and a company's officer. No interest rate or maturity has been set for these loans.As of today, February 18, 2020, the outstanding balance of this loan is $185,000.

Name of Entity: Stephanie Cooper Scherr
Relationship to Company: Aunt of Peter Scherr, an Officer of Mamie's Pies, Inc. Nature / amount of interest in the transaction: On June 14, 2018, the company entered a loan agreement with Stephanie Cooper Sherr, a related party in the amount of $10,000. The loan carries an interest rate of 2% and matures on June 14, 2029.
Material Terms: On June 14, 2018, the company entered a loan agreement with Stephanie Cooper Sherr, a related party in the amount of $10,000. The loan   carries an interest rate of 2% and matures on June 14, 2029. As of today, February 18, 2020, the outstanding balance of this note is $10,000.

Name of Entity: Copernicus Fund LLC

Names of 20% owners: Christopher White
Relationship to Company: Mamie's Advisory Board Member
Nature / amount of interest in the transaction: As of June 1, 2017, the company entered a promissory note agreement with Copernicus Fund LLC, in the amount   of $19,051.69.
Material Terms: As of June 1, 2017, the company entered a promissory note agreement with Copernicus Fund LLC, in the amount of $19,051.69. The loan carries an interest rate of 10% and matures on 5/31/2020, but can be extended.   As of today, the outstanding balance of this loan is $13,340.48. The loan is in the name of the company's CEO Kara Marie Romanik.

OUR SECURITIES

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 21,400 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 1,250,002 outstanding.

Voting Rights

One vote per for each share of stock. Each share sold in this offering will grant its vote   to the CEO or successor by proxy.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

Mamies Pies, Inc.

By



Name :   _____Kara Romanik_____

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, ___Kara Romanik_____, Principal Executive Officer of Mamies Pies, Inc., hereby certify that the financial statements of Mamies Pies, Inc. included in this Report are true and complete in all material respects.

_____/s/____ *Kara Romanik* _____
Principal Executive Officer

I, Kara Romanik, the Founder/CEO of Mamie's Pies, LLC, hereby certify that the financial statements of Mamie's Pies, LLC and notes thereto for the periods ending December 31, 2019 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information that has been or will be reported on our federal income tax returns.

Mamie's Pies, LLC has not yet filed its federal tax return for 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 27, 2020.

_____ (Signature)

Founder/CEO

April 27, 2020

MAMIE'S PIES, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

Mamie's Pies, LLC
Index to Financial Statements
(unaudited)

MAMIE'S PIES, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2019	December 31, 2018
Assets		
Current Assets		
Cash and Cash Equivalents	6,971	20,168
Account Receivable	22,083	254,647
Inventory	193,704	25,475
Other Current Assets	13,073	2,200
Total Current Assets	235,831	302,490
Non-Current Assets		
Furniture and Equipment, net	19,347	24,290
Other Assets	-	650
Total Non-Current Assets	19,347	24,940
Total Assets	$ 255,178	$ 327,430
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	288,079	17,101
Credit Cards	61,580	12,053
Line of Credit	99,019	99,747
Total Current Liabilities	448,678	128,901
Non-Current Liabilities		
Loans Payable	276,597	276,154
Convertible Notes	10,000	10,000
Total Non-Current Liabilities	286,597	286,154
Total Liabilities	735,275	415,055
Equity		
Paid In Capital	485,581	250,543
Accumulated Losses	(965,678)	(338,168)
Total Equity	(480,097)	(87,625)
Total Liabilities and Equity	$ 255,178	$ 327,430

4

MAMIE'S PIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2019	**December 31, 2018**
Net Sales	$ 1,039,537	$ 549,924
Cost of Goods Sold	815,257	258,518
Gross Margin	224,280	291,406
Expenses		
Selling and Marketing	706,228	257,105
General and Administrative	111,497	78,931
Total Expenses	817,725	336,036
Operating Loss	(593,445)	(44,630)
Interest Expense	(34,065)	(798)
Net Loss	**$ (627,510)**	**$ (45,428)**

MAMIE'S PIES, LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	Paid-in Capital	Accumulated Losses	Total Shareholders' Equity
Balance at December 31, 2017	313,014	(292,740)	20,274
Contributions	-	-	-
Distributions	(62,471)	-	(62,471)
Net Loss	-	(45,428)	(45,428)
Balance at December 31, 2018	$ 250,543	$ (338,168)	$ (87,625)
Contributions	235,038	-	235,038
Distributions	-	-	-
Net Loss	-	(627,510)	(627,510)
Balance at December 31, 2019	$ 485,581	$ (965,678)	$ (480,097)

MAMIE'S PIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2019	December 31, 2018
Cash Flows from operating activities		
Net Loss	$ (627,510)	$ (45,428)
Depreciation	9,466	9,010
Changes in Operating Assets and Liabilitites:		
Account Receivables	232,564	(194,738)
Inventory	(168,229)	(8,308)
Other Current Assets	(10,873)	-
Account Payables	270,978	17,102
Credit Cards	49,527	12,047
Line of Credit	(728)	99,747
Net Cash Used In Operating Activities:	**(244,805)**	**(110,569)**
Cash Flows from Investing Activities		
Furniture and Equipment, net	(5,067)	-
Other Assets	1,194	-
Net Cash Used In investing Activities	**(3,873)**	**-**
Cash Flows from Financing Activities		
Borrowings on Loans	443	161,282
Borrowings on Convertible Notes	-	10,000
Contributions/(Distributions)	235,038	(52,471)
Net Cash Provided By Financing Activities	**235,481**	**118,811**
Net (Decrease) Increase in Cash and Cash Equivalents	(13,197)	8,242
Cash and Cash Equivalents at Beginning of Period	20,168	11,926
Cash and Cash Equivalents at End of Period	**$ 6,971**	**$ 20,168**

NOTE 1 – NATURE OF OPERATIONS

Mamie's Pies, LLC was formed on April 29, 2016 ("Inception") in the State of California. The financial statements of Mamie's Pies, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Rafael, California.

Mamie's New England pies and pocket pies use all-natural ingredients and no preservatives. Mamie's pocket pies are frozen, unbaked and go freezer to oven, air fry or deep fry. Mamie's flavors include the sweet and tart McIntosh apple, Wild Maine blueberry, tart Michigan Cherry, sweet strawberry and New England pumpkin with molasses and brown sugar. Each pocket pie is surrounded by Mamie's signature flaky crust that compliments the fruit forward fillings.

Mamie's Pies are available in Retail 10 count cases, Food Service 28 count cases and Ecommerce 12 packs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Reclassification
Certain amounts in the prior year financial statements have been reclassified to conform to the

presentation of the current year financial statements. These reclassifications had no effect on the previously reported net loss.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Factoring

The Company entered into an accounts receivable factoring arrangement with Coral Capital Solutions LLC (the "Factor"). Pursuant to the terms of the arrangement, the Company, from time to time, sells to the Factor certain of its accounts receivable balances on a non-recourse basis for credit approved accounts. The Factor remits up to 80% of the domestic accounts receivable balance to the Company (the "Advance Amount"), with the remaining balance, less fees to be forwarded to the Company once the Factor collects the full accounts receivable balance from the customer. Factoring fees range from 1.375% to 15% of the face value of the invoice factored, and are determined by the number of days required for collection of the invoice. The cost of factoring is included in general and administrative expenses.

Inventories

Inventories primarily consist of our finished goods pocket pies. The company inventory was in the amount of $168,931 and $25,475, respectively as of December 31, 2019 and 2018 respectively.

Property and Equipment

Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Revenue Recognition

The Company will recognize revenues from the sale of its pies and pocket pies when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2019, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Peter Scherr's Loans

From year to year, the company has received several advances/loans from Peter's Scherr, a member and a company's officer. No interest rate or maturity has been set for these loans. As of December 31, 2019, and 2018, the outstanding amount of these loans were $236,180 and $212,096 respectively.

On July 19, 2019, the company entered a loan agreement with Peter Scherr and the company to memorialize various advances and loans from Peter in the sum of $100,000 commencing from September 19, 2018. The loan bears an interest rate of 2.5% and is to be repaid once the company has sufficient funds to pay. Should Peter discontinue his management role at Mamie's, all sums owed by Mamie's to Peter shall be paid in full within 90 days.

Promissory Notes

On June 14, 2019, the company entered a loan agreement with a certain related party in the amount of $10,000. The loan carries an interest rate of 2% and matures on June 14, 2029. As of December 31, 2019, the outstanding balance of this note is $10,000.

William Burry loan

In 2016, the company received a balloon loan in the amount of $25,000 from William Burry. The loan has no interest rate and no due date and will be repay when the company is able to pay. As of December 31, 2019, the outstanding balance of this loan is $25,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The current ownership percentages of the members are as follows:

Shareholder's Name	Ownership Percentages
Kara Romanik (CEO)	64.44%
Peter Scherr (COO)	17.64%
Non-active shareholders	17.91%

NOTE 6 – RELATED PARTY TRANSACTIONS

Peter Scherr's Loans
From year to year, the company has received several advances/loans from Peter Scherr, a member and company officer. No interest rate or maturity has been set for these loans. As of December 31, 2019, and 2018, the outstanding amount of these loans were $236,180 and $212,096 respectively.

Promissory Notes
On June 14, 2019, the company entered a loan agreement with a certain related party in the amount of $10,000. The loan carries an interest rate of 2% and matures on June 14, 2029. As of December 31, 2019, the outstanding balance of this note is $10,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 23, 2020, the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.